OD
6/26/13

[redacted]

PUBLIC

SECI 13025645 SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 18 2013
DIVISION OF TRADING & MARKETS

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 North Main Street Suite 270
(No. and Street)

Walnut Creek (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. Suite 500 (Address) San Ramon (City) CA (State) 94583 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/2/13

OATH OR AFFIRMATION

I, Roger Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Armanino McKenna LLP, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Roger Kenneth Coit
Signature

President
Title

[signature]
Notary Public

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

STATE OF CALIFORNIA

COUNTY OF Contra Costa ss.

ON 9/17/12 BEFORE ME, Sherry Bennett NOTARY PUBLIC
Date Name

PERSONALLY APPEARED Roger Kenneth Cott,

SHERRY BENNETT
COMM. # 1859372
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXP. AUG. 26, 2013

WHO PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON (S) WHOSE NAME (~~S~~) IS/~~ARE~~ SUBSCRIBED TO THE WITHIN INSTRUMENT AND ACKNOWLEDGED TO ME THAT HE/~~SHE/THEY~~ EXECUTED THE SAME IN HIS/~~HER/THEIR~~ AUTHORIZED CAPACITY (~~IES~~) AND THAT BY HIS/~~HER/THEIR~~ SIGNATURE (~~S~~) ON THE INSTRUMENT THE PERSON (~~S~~), OR THE ENTITY UPON BEHALF OF WHICH THE PERSON (S) ACTED, EXECUTED THE INSTRUMENT.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS MY HAND AND OFFICIAL SEAL.

Signature of Notary

OPTIONAL INFORMATION

The information below is not required by law, but it may prove to be important to persons relying on the document and could prevent fraudulent removal and reattachment of this form to some other document.

DESCRIPTION OF ATTACHED DOCUMENT

TITLE OR TYPE OF DOCUMENT: ______________________

DOCUMENT DATE: ______________ **NUMBER OF PAGES** ________

SIGNER (S) OTHER THAN NAMED ABOVE: ______________________

CAPACITY (IES) CLAIMED BY SIGNER (S)

SIGNER'S NAME: ______________________

___ **INDIVIDUAL**
___ **CORPORATE OFFICER**
TITLE (S): ______________
___ **PARTNER**
___ **LIMITED** ___ **GENERAL**
___ **ATTORNEY-IN-FACT**
___ **TRUSTEE**
___ **GUARDIAN OR CONSERVATOR**
___ **OTHER:** ______________

SIGNER IS REPRESENTING: ______________

RIGHT THUMBPRINT OF SIGNER

SIGNER'S NAME: ______________________

___ **INDIVIDUAL**
___ **CORPORATE OFFICER**
TITLE (S): ______________
___ **PARTNER**
___ **LIMITED** ___ **GENERAL**
___ **ATTORNEY-IN-FACT**
___ **TRUSTEE**
___ **GUARDIAN OR CONSERVATOR**
___ **OTHER:** ______________

SIGNER IS REPRESENTING: ______________

RIGHT THUMBPRINT OF SIGNER

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ARMANINO MCKENNA LLP
Certified Public Accountants & Consultants

TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sequoia Equities Securities Corporation at June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

August 21, 2012

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2012

ASSETS

Cash	$ 22,765
Total assets	$ 22,765

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliated company	$ 100
Total liabilities	100
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding	286,887
Accumulated deficit	(264,222)
Total stockholder's equity	22,665
Total liabilities and stockholder's equity	$ 22,765

The accompanying notes are an integral part of this financial statement.

SEQUOIA EQUITIES SECURITIES CORPORATION
Notes to Financial Statement
June 30, 2012

1. Nature of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority (FINRA). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from an affiliated company for items such as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent this relationship with the affiliated company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes are provided for differences between financial statement balances and the related tax bases of assets and liabilities, at currently enacted tax rates. The Company has evaluated its current tax positions and has concluded that as of June 30, 2012, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

2. Summary of Significant Accounting Policies (continued)

Subsequent events

The Company has evaluated subsequent events through August 21, 2012, the date the financial statement was available to be issued.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6-2/3%.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2012, the Company had net capital of $22,665 which was $17,665 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.004 to 1 as of June 30, 2012.

4. Income Taxes

At June 30, 2012, there are federal net operating loss carry forwards of approximately $239,000 and state net operating loss carry forwards of approximately $172,000. The net operating losses expire in the years ending June 30, 2012 through June 30, 2032 for federal and June 30, 2012 through June 30, 2022 for state. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2012.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2008. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2009.

5. Affiliate Expense Agreement

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged by an affiliated company a flat fee of $100 per month for its share of office operating expenses. There was $100 owed to the affiliated company under this agreement at June 30, 2012.